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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

                19 FIELDING AVENUE, DARTMOUTH, NS, CANADA B3B 1C9
                -------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


               Form 20-F     X                   Form 40-F
                         --------                          --------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


              Yes                                No   X
                  ---                                ---

On October 3, 2000, Sparkling Spring Water Group Limited issued a press release announcing expectation of record revenue and customer growth in the third quarter.

Exhibit I - Sparkling Spring Water Group Limited press release dated October 3,
            2000 announcing expectation of record revenue and customer growth in the third quarter.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Sparkling Spring Water Group Limited


                                        By: /s/ David M. Arnold
                                           -------------------------------------
                                        Name:  David M. Arnold
                                        Title: Vice President Finance, Treasurer
Date: October 4, 2000


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                                                                       EXHIBIT I

PRESS RELEASE (For Immediate Release)                            October 3, 2000

                         SPARKLING SPRING EXPECTS RECORD
                            REVENUE, CUSTOMER GROWTH,
                              IN THE THIRD QUARTER
                          (ALL CURRENCY AMOUNTS IN US$)

DARTMOUTH, N.S. ---- Sparkling Spring Water Group Limited announced today that it expects to report record revenue and net customer growth in its third quarter ending September 30. The Company also expects positive income for the quarter as declines in interest expense due to its currency hedge have more than offset shortfalls in EBITDA caused by the weak Pound, high fuel prices and increased sales expenses resulting from the increased customer growth.

Excluding business acquisitions, the Company added over 8,500 net new customer locations in the quarter. Including acquisitions, approximately 13,000 customer locations were added increasing the total customer location base to over 184,000 up from 158,000 at the end of the year ago quarter. Revenue is expected to be up approximately 10% over the year ago quarter. Although the Company expects EBITDA in the third quarter to be about equal to that achieved in the prior year, the negative impact on EBITDA from increased distribution and selling costs, and steep decline in the Pound was more than offset by significantly lower interest expense and should result in positive income for the quarter.

"I am especially encouraged by our return to strong net rental customer growth in the third quarter. The incremental volume from our increased customer base should help improve our operating performance next year," said Mr. Stewart E. Allen, President.

The Company also announced that in September it had exchanged its Pound Swap for a similar sized Canadian Dollar swap realizing over $4 million in gross proceeds that it has used to reduce borrowings on its bank operating line.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources or fuel to required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

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CONTACT:
K. DILLON SCHICKLI
c/o C.F. Capital Corporation
970-926-4826
970-926-4827 Fax